Unaudited Condensed Interim Consolidated Financial Statements and Notes

FOR THE THREE AND SIX MONTHS ENDING JUNE 30, 2024

Condensed Interim Consolidated Statements of Financial Position (unaudited, in millions of U.S. dollars)

	June 30,	December 31,
	2024	2023
Assets
Current assets
Cash and cash equivalents (Note 21)	$337.2	$399.6
Investments (Note 5)	31.4	41.3
Trade and other receivables	149.5	138.0
Income tax receivables	52.3	62.9
Inventories (Note 6)	743.6	711.6
Other assets (Note 7)	31.2	36.6
	1,345.2	1,390.0
Non-current assets
Mineral properties, plant and equipment (Note 8)	5,571.5	5,675.1
Long-term inventories (Note 6)	28.5	27.8
Long-term tax receivables	13.3	14.7
Deferred tax assets	65.5	80.4
Other long-term assets (Note 10)	19.9	25.1
Total assets	$7,043.9	$7,213.1

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 11)	$467.3	$498.0
Provisions (Note 12)	55.6	41.6
Lease obligations (Note 13)	44.5	45.7
Debt (Note 14)	6.7	6.7
Income tax payables	73.6	32.1
Other liabilities	5.5	0.1
	653.2	624.2
Non-current liabilities
Long-term provisions (Note 12)	391.0	432.4
Deferred tax liabilities	526.0	541.6
Long-term lease obligations (Note 13)	58.8	52.2
Long-term debt (Note 14)	699.5	697.0
Other long-term liabilities (Note 15)	92.0	93.2
Total liabilities	2,420.5	2,440.6

Equity
Issued capital	5,938.3	5,966.5
Share option reserve	94.2	94.0
Investment revaluation reserve (Note 4c)	(30.4)	(30.3)
Deficit	(1,391.2)	(1,269.5)
Total equity attributable to Company shareholders	4,610.9	4,760.7
Non-controlling interests	12.5	11.8
Total equity	4,623.4	4,772.5
Total liabilities and equity	$7,043.9	$7,213.1
Contingencies (Note 24)
See accompanying notes to the condensed interim consolidated financial statements.
APPROVED BY THE BOARD ON AUGUST 7, 2024

"signed"	Gillian Winckler, Director	"signed"	Michael Steinmann, Director

PAN AMERICAN SILVER CORP.	1

Condensed Interim Consolidated Statements of Earnings and Comprehensive Earnings (unaudited, in millions of U.S. dollars and thousands of shares)

	Three months ended June 30,		Six months ended June 30,
	2024	2023 (Note 2)	2024	2023 (Note 2)
Revenue (Note 22)	$686.3	$639.9	$1,287.7	$1,030.2
Cost of sales (Note 22)
Production costs (Note 17)	(424.6)	(407.2)	(816.7)	(638.0)
Depreciation and amortization	(128.4)	(130.7)	(252.8)	(203.8)
Royalties	(16.4)	(14.0)	(30.3)	(23.2)
	(569.4)	(551.9)	(1,099.8)	(865.0)
Mine operating earnings (Note 22)	116.9	88.0	187.9	165.2

General and administrative	(23.7)	(17.5)	(46.1)	(27.9)
Exploration and project development	(3.2)	(6.1)	(6.0)	(7.1)
Mine care and maintenance (Note 18)	(8.8)	(26.9)	(17.5)	(48.9)
Foreign exchange gains	6.3	1.5	17.7	2.2
Impairment charges (Note 9)	—	(42.4)	—	(42.4)
Derivative (losses) gains (Note 4d)	(0.8)	2.1	(11.4)	5.4
Mineral properties, plant and equipment losses	(1.2)	(1.9)	(0.9)	(1.7)
Transaction and integration costs	—	(5.5)	—	(24.4)
Other income	3.9	2.0	0.5	0.4
Earnings (loss) from operations	89.4	(6.7)	124.2	20.8
Investment income (loss) (Note 4b)	3.0	(7.9)	(7.8)	(1.0)
Interest and finance expense (Note 19)	(20.7)	(29.7)	(41.1)	(38.9)
Earnings (loss) before income taxes	71.7	(44.3)	75.3	(19.1)
Income tax (expense) recovery (Note 23)	(93.1)	11.3	(127.5)	2.6
Net loss	$(21.4)	$(33.0)	$(52.2)	$(16.5)

Net loss attributable to:
Equity holders of the Company	$(21.9)	$(32.4)	$(52.8)	$(16.0)
Non-controlling interests	0.5	(0.6)	0.6	(0.5)
	$(21.4)	$(33.0)	$(52.2)	$(16.5)
Other comprehensive loss, net of taxes
Items that will not be reclassified to net earnings:
Gain (loss) on investments (Note 4c)	$0.1	$(4.4)	$(0.1)	$(21.2)
Income tax recovery related to investments (Note 23)	—	—	—	0.4
Total other comprehensive earnings (loss)	$0.1	$(4.4)	$(0.1)	$(20.8)
Total comprehensive loss	$(21.3)	$(37.4)	$(52.3)	$(37.3)

Total comprehensive loss attributable to:
Equity holders of the Company	$(21.8)	$(36.8)	$(52.9)	$(51.2)
Non-controlling interests	0.5	(0.6)	0.6	(0.5)
	$(21.3)	$(37.4)	$(52.3)	$(51.7)

Loss per share attributable to common shareholders (Note 20)
Basic loss per share	$(0.06)	$(0.09)	$(0.15)	$(0.06)
Diluted loss per share	$(0.06)	$(0.09)	$(0.15)	$(0.06)
Weighted average shares outstanding Basic	362,954	364,439	363,720	287,985
Weighted average shares outstanding Diluted	362,954	364,439	363,720	287,985
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	2

Condensed Interim Consolidated Statements of Cash Flows (unaudited, in millions of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2024	2023 (Note 2)	2024	2023 (Note 2)
Operating activities
Net loss for the period	$(21.4)	$(33.0)	$(52.2)	$(16.5)
Income tax expense (recovery) (Note 23)	93.1	(11.3)	127.5	(2.6)
Depreciation and amortization	128.4	130.7	252.8	203.8
Impairment charges (Note 9)	—	42.4	—	42.4
Net realizable value inventory expense (recovery) (Note 17)	26.7	(2.8)	41.1	(23.7)
Accretion on closure and decommissioning provision (Notes 12, 19)	7.9	9.9	15.8	15.8
Investment (income) loss (Notes 4b)	(3.0)	7.9	7.8	1.0
Interest paid	(9.5)	(13.6)	(18.5)	(17.6)
Interest received	3.7	5.8	7.1	7.2
Income taxes paid	(31.3)	(50.5)	(72.4)	(81.2)
Other operating activities (Note 21)	8.7	21.3	27.4	21.1
Net change in non-cash working capital items (Note 21)	(40.6)	10.2	(112.6)	18.6
	$162.7	$117.0	$223.8	$168.3
Investing activities
Payments for mineral properties, plant and equipment	$(75.9)	$(113.0)	$(162.8)	$(151.5)
Cash acquired from the Yamana Gold Inc. acquisition	—	—	—	259.5
Proceeds from dispositions and mineral property, plant and equipment	0.8	5.4	1.3	5.5
Proceeds from disposal of investments	2.0	47.5	2.0	152.8
Net proceeds from derivatives	0.4	7.0	0.3	8.5
	$(72.7)	$(53.1)	$(159.2)	$274.8
Financing activities
Proceeds from common shares issued	$0.3	$—	$0.3	$—
Contributions from non-controlling interests	—	4.4	0.1	4.2
Dividends paid	(36.3)	(36.4)	(72.8)	(57.5)
Shares repurchased under Normal Course Issuer Bid (Note 16h)	(2.8)	—	(24.3)	—
Proceeds from debt (Note 14)	—	35.0	—	300.0
Repayment of debt (Note 14)	(1.6)	(90.4)	(3.3)	(404.1)
Payment of equipment leases	(12.8)	(8.8)	(25.9)	(12.5)
	$(53.2)	$(96.2)	$(125.9)	$(169.9)
Effects of exchange rate changes on cash and cash equivalents	(0.7)	(2.0)	(1.1)	(3.2)
Increase (decrease) in cash and cash equivalents	36.1	(34.3)	(62.4)	270.0
Cash and cash equivalents at the beginning of the period	301.1	411.3	399.6	107.0
Cash held for sale	—	(9.5)	—	(9.5)
Cash and cash equivalents at the end of the period	$337.2	$367.5	$337.2	$367.5
Supplemental cash flow information (Note 21).
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	3

Condensed Interim Consolidated Statements of Changes in Equity (unaudited, in millions of U.S. dollars and thousands of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2022	210,681	$3,140.0	$93.3	$(3.0)	$(1,034.8)	$2,195.5	$6.1	$2,201.6
Total comprehensive loss
Net loss for the year	—	—	—	—	(103.7)	(103.7)	(1.2)	(104.9)
Other comprehensive loss	—	—	—	(27.3)	—	(27.3)	—	(27.3)
	—	—	—	(27.3)	(103.7)	(131.0)	(1.2)	(132.2)
Shares issued as compensation	221	3.5	—	—	—	3.5	—	3.5
The Acquisition (Note 1)	153,758	2,823.0	—	—	—	2,823.0	484.9	3,307.9
Dispositions	—	—	—	—	—	—	(489.7)	(489.7)
Share-based compensation on option grants	—	—	0.7	—	—	0.7	—	0.7
Contributions from (distributions to) non-controlling interests	—	—	—	—	(0.6)	(0.6)	11.7	11.1
Dividends paid	—	—	—	—	(130.4)	(130.4)	—	(130.4)
Balance, December 31, 2023	364,660	$5,966.5	$94.0	$(30.3)	$(1,269.5)	$4,760.7	$11.8	$4,772.5
Total comprehensive loss
Net loss for the period	—	—	—	—	(52.8)	(52.8)	0.6	(52.2)
Other comprehensive loss	—	—	—	(0.1)	—	(0.1)	—	(0.1)
	—	—	—	(0.1)	(52.8)	(52.9)	0.6	(52.3)
Shares issued on the exercise of stock options	30	0.5	(0.2)	—	—	0.3	—	0.3
Shares repurchased (Note 16h)	(1,720)	(28.7)	—	—	3.9	(24.8)	—	(24.8)
Share-based compensation on option grants	—	—	0.4	—	—	0.4	—	0.4
Contributions from non-controlling interests	—	—	—	—	—	—	0.1	0.1
Dividends paid	—	—	—	—	(72.8)	(72.8)	—	(72.8)
Balance, June 30, 2024	362,970	$5,938.3	$94.2	$(30.4)	$(1,391.2)	$4,610.9	$12.5	$4,623.4

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2022	210,681	$3,140.0	$93.3	$(3.0)	$(1,034.8)	$2,195.5	$6.1	$2,201.6
Total comprehensive loss
Net loss for the period	—	—	—	—	(30.4)	(30.4)	(0.5)	(30.9)
Other comprehensive loss	—	—	—	(20.8)	—	(20.8)	—	(20.8)
	—	—	—	(20.8)	(30.4)	(51.2)	(0.5)	(51.7)
The Acquisition (Note 1)	153,758	2,823.0	—	—	—	2,823.0	489.2	3,312.2
Share-based compensation on option grants	—	—	0.3	—	—	0.3	—	0.3
Contributions from (distributions to) non-controlling interests	—	—	—	—	(0.2)	(0.2)	4.4	4.2
Dividends paid	—	—	—	—	(57.5)	(57.5)	—	(57.5)
Balance, June 30, 2023	364,439	$5,963.0	$93.6	$(23.8)	$(1,122.9)	$4,909.9	$499.2	$5,409.1
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	4

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2024 and December 31, 2023, and for the
three and six months ended June 30, 2024 and 2023
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
1. NATURE OF OPERATIONS

Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). Pan American is a British Columbia corporation domiciled in Canada, and its office is at Suite 2100 – 733 Seymour Street, Vancouver, British Columbia, V6B 0S6. The Company is listed on the Toronto Stock Exchange (TSX: PAAS) and the New York Stock Exchange (NYSE: PAAS).
Pan American engages in silver and gold mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates mines located in Canada, Mexico, Peru, Bolivia, Argentina, Chile and Brazil. The Company also owns the Escobal mine in Guatemala that continues to be on care and maintenance pending satisfactory completion of a consultation process led by the Ministry of Energy and Mines in Guatemala. In addition, the Company is exploring for new silver and gold deposits and opportunities throughout the Americas.
Principal subsidiaries:
The principal subsidiaries, all of which are consolidated, of the Company and their geographic locations at June 30, 2024 were as follows:

Location	Subsidiary	Ownership Interest	Operations and Development Projects
Brazil	Jacobina Mineração e Comércio Ltda.	100%	Jacobina mine
Canada	Lake Shore Gold Corp.	100%	Bell Creek and Timmins West mines (together "Timmins mine")
Chile	Minera Meridian Ltda.	100%	El Peñon mine
	Minera Florida Ltda	100%	Minera Florida mine
	Minera Cavancha SpA.	80%	La Pepa project
Mexico	Plata Panamericana S.A. de C.V.	100%	La Colorada mine
	Compañía Minera Dolores S.A. de C.V.	100%	Dolores mine
Peru	Pan American Silver Huaron S.A.	100%	Huaron mine
	Shahuindo S.A.C.	100%	Shahuindo mine
	La Arena S.A.	100%	La Arena mine
Bolivia	Pan American Silver (Bolivia) S.A.	95%	San Vicente mine
Guatemala	Pan American Silver Guatemala S.A.	100%	Escobal mine
Argentina	Minera Tritón Argentina S.A.	100%	Manantial Espejo & Cap-Oeste Sur Este mines
	Estelar Resources S.A.	100%	Cerro Moro mine
	Minera Joaquin S.R.L.	100%	Joaquin mine
	Minera Argenta S.A.	100%	Navidad project
On March 31, 2023, the Company acquired Yamana Gold Inc. (“Yamana”) in exchange for 153.8 million common shares, which were valued at approximately $2.8 billion (the “Acquisition”). The Acquisition included the following principal mines: Jacobina in Brazil; El Peñon and Minera Florida in Chile; and Cerro Moro in Argentina.
On May 1, 2024, the Company announced that it has agreed to sell the La Arena gold mine as well as the La Arena II project in Peru, to Zijin Mining Group Co., Ltd. ("Zijin"). Under the agreement, at closing, Zijin will pay $245.0 million in cash and will grant Pan American a life-of-mine gold net smelter return royalty of 1.5% for the La Arena II project. Additionally, upon commencement of commercial production from the La Arena II project, the agreement provides for an additional contingent payment from Zijin of $50.0 million in cash. The closing of the transaction is subject to customary conditions and receipt of regulatory approvals. The Company expects the transaction to be completed in the third quarter of 2024.

PAN AMERICAN SILVER CORP.	5

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2024 and December 31, 2023, and for the
three and six months ended June 30, 2024 and 2023
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
2. BASIS OF PREPARATION

These unaudited condensed interim consolidated financial statements ("Interim Financial Statements") have been prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and have been condensed with certain disclosures from the Company's audited consolidated financial statements for the year ended December 31, 2023 (the "2023 Annual Financial Statements") omitted. Accordingly, these Interim Financial Statements should be read in conjunction with the 2023 Annual Financial Statements.
As required by IFRS 3 Business Combinations, the prior year comparatives in these Interim Financial Statements have been recast for the Acquisition that completed on March 31, 2023 (Note 1). The finalization of the purchase price allocation for the Acquisition in the fourth quarter of 2023 resulted in measurement period adjustments to production costs, depreciation and amortization, and income tax expense retrospectively to the Acquisition Date for the three and six months ended June 30, 2023.
3. MATERIAL ACCOUNTING POLICY INFORMATION, STANDARDS, AND JUDGMENTS

a)Changes in accounting policies
The accounting policies applied in the preparation of these Interim Financial Statements are consistent with those applied and disclosed in the 2023 Annual Financial Statements with the exception of the mandatory adoption of certain amendments noted below:
Classification of Liabilities as Current and Non-Current (Amendments to IAS 1)
The amendments to IAS 1, clarify the presentation of liabilities. The classification of liabilities as current or non-current is based on contractual rights that are in existence at the end of the reporting period and is not affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment introduced a definition of 'settlement' to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendments also clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments were implemented effective January 1, 2024. The implementation of this amendment did not have a material impact on the Company.
b)Future changes in accounting standards
IFRS 18 - Presentation and Disclosure in Financial Statements
In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures ("MPMs") in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions. The Company is required to apply IFRS 18 for annual reporting periods beginning on or after January 1, 2027 with early adoption permitted. The Company is currently evaluating the impact of IFRS 18 on its financial statements.

PAN AMERICAN SILVER CORP.	6

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2024 and December 31, 2023, and for the
three and six months ended June 30, 2024 and 2023
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
c)Significant Judgments and Estimates
In preparing the Company’s Interim Financial Statements for the three and six months ended June 30, 2024, the Company applied the significant judgments and estimates disclosed in Note 5 of its 2023 Annual Financial Statements.
4. FINANCIAL INSTRUMENTS

a)Financial assets and liabilities by categories

June 30, 2024	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$337.2	$—	$—	$337.2
Trade receivables from provisional concentrates sales(1)	—	17.6	—	17.6
Receivables not arising from sale of metal concentrates(1)	117.2	—	—	117.2
Investments	—	30.3	1.1	31.4
Derivative assets(2)	—	0.6	—	0.6
	$454.4	$48.5	$1.1	$504.0
Financial Liabilities:
Derivative liabilities(2)	$—	$5.5	$—	$5.5
Debt	$706.2	$—	$—	$706.2
(1)Included in Trade and other receivables.
(2)Included in Other assets and Other liabilities.

December 31, 2023	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$399.6	$—	$—	$399.6
Trade receivables from provisional concentrates sales(1)	—	17.5	—	17.5
Receivables not arising from sale of metal concentrates(1)	110.1	—	—	110.1
Investments	—	38.1	3.2	41.3
Derivative assets(2)	—	6.9	—	6.9
	$509.7	$62.5	$3.2	$575.4
Financial Liabilities:
Derivative liabilities(2)	$—	$0.1	$—	$0.1
Debt	$703.7	$—	$—	$703.7
(1)Included in Trade and other receivables.
(2)Included in Other assets and Other liabilities.
b)Investments recorded at fair value through profit or loss ("FVTPL")
A portion of the Company’s investments are recorded at FVTPL. The gains (losses) from these investments for the three and six months ended June 30, 2024 and 2023 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Unrealized gains (losses) on investments	$3.0	$(8.8)	$(7.8)	$(1.9)
Realized gains on investments	—	0.9	—	0.9
	$3.0	$(7.9)	$(7.8)	$(1.0)

PAN AMERICAN SILVER CORP.	7

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2024 and December 31, 2023, and for the
three and six months ended June 30, 2024 and 2023
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
c)Investments recorded at fair value through other comprehensive income ("FVTOCI")
A portion of the Company's investments are recorded at FVTOCI. The gains (losses) from these investments for the three and six months ended June 30, 2024 and 2023 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Unrealized gains (losses) on investments	$0.1	$(1.9)	$(0.1)	$(1.9)
Realized losses on investments(1)	—	(2.5)	—	(19.3)
	$0.1	$(4.4)	$(0.1)	$(21.2)
(1)Excludes income tax recovery of $nil and $nil, recorded through OCI, related to investments for the three and six months ended June 30, 2024 (three and six months ended June 30, 2023 - $nil and $0.4 million) .
d)Derivative instruments
The Company's derivatives are comprised of foreign currency and commodity contracts. The (losses) gains on derivatives for the three and six months ended June 30, 2024 and 2023 were comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Realized gains on derivatives	$0.4	$7.0	$0.3	$8.5
Unrealized losses on derivatives	(1.2)	(4.9)	(11.7)	(3.1)
	$(0.8)	$2.1	$(11.4)	$5.4
e)Fair value information
i) Fair Value Measurement
The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:
Level 1: Quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3: Inputs for the asset or liability based on unobservable market data.
The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Interim Financial Statements at fair value on a recurring basis were categorized as follows:

	At June 30, 2024		At December 31, 2023
	Level 1	Level 2	Level 1	Level 2
Assets and Liabilities:
Investments	$31.4	$—	$41.3	$—
Trade receivables from provisional concentrate sales	—	17.6	—	17.5
Derivative assets(1)	—	0.6	—	6.9
Derivative liabilities(1)	—	(5.5)	—	(0.1)
	$31.4	$12.7	$41.3	$24.3
(1)Included in Other assets and Other liabilities.
The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that at December 31, 2023.

PAN AMERICAN SILVER CORP.	8

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2024 and December 31, 2023, and for the
three and six months ended June 30, 2024 and 2023
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
ii) Valuation Techniques for Level 2 Financial Assets and Liabilities
Derivative assets and liabilities
The Company’s derivative assets and liabilities were comprised of foreign currency and commodity contracts, which are classified within Level 2 of the fair value hierarchy and valued using observable market prices.
Receivables from provisional concentrate sales
A portion of the Company’s trade receivables arose from provisional concentrate sales and are classified within Level 2 of the fair value hierarchy and valued using quoted market prices based on the forward London Metal Exchange for copper, zinc and lead and the London Bullion Market Association P.M. fix for gold and silver.
f)Financial instruments and related risks
The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are:
i)Credit risk
ii)Liquidity risk
iii)Market risk
1. Currency risk
2. Interest rate risk
3. Price risk
The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.
i) Credit Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables. The carrying value of trade receivables represents the maximum credit exposure.
The Company has concentrate contracts to sell the zinc, lead, copper and silver concentrates produced by the Minera Florida, Huaron, San Vicente and La Colorada mines. Concentrate contracts are a common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of concentrates. Should any of these counterparties not honour purchase arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At June 30, 2024, the Company had receivable balances associated with buyers of its concentrates of $17.6 million (December 31, 2023 - $17.5 million). The vast majority of the Company’s concentrate is sold to a limited number of concentrate buyers.
Doré production from Jacobina, El Peñon, Minera Florida, Cerro Moro, La Colorada, Dolores, Shahuindo, La Arena, and Timmins is refined under long-term agreements with fixed refining terms at 7 separate refineries worldwide. The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances. At June 30, 2024, the Company had approximately $16.1 million (December 31, 2023 - $10.8 million) of value contained in precious metal inventory at refineries. The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites,

PAN AMERICAN SILVER CORP.	9

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2024 and December 31, 2023, and for the
three and six months ended June 30, 2024 and 2023
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
in-transit to refineries and while at the refineries. Risk is transferred to the refineries at various stages from mine site to refinery.
The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s metal sales. None of these facilities are subject to margin arrangements. The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that the trading positions have a positive mark-to-market value.
Refined silver and gold are sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts, which is uncommon as payments are generally concurrent with the sale.
Supplier advances for products and services yet to be provided are a common practice in some jurisdictions in which we operate. These advances represent a credit risk to us to the extent that suppliers do not deliver products or perform services as expected. As at June 30, 2024, we had made $14.7 million of supplier advances (December 31, 2023 - $10.4 million), which are reflected in "Trade and other receivables” on the Interim Financial Statements.
Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, supplier advances, trading counterparties and customers. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.
The Company invests its cash and cash equivalents, which also has credit risk, with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.
ii) Liquidity Risk
Liquidity risk is the risk that an entity will not be able to meet its financial obligations as they come due. The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis, its growth plans and its dividend distributions. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.
As at June 30, 2024, the Company continues to maintain its ability to meet its financial obligations as they come due.
iii) Market Risk
1.Currency Risk
The Company reports its financial statements in U.S. dollars ("USD"); however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

PAN AMERICAN SILVER CORP.	10

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2024 and December 31, 2023, and for the
three and six months ended June 30, 2024 and 2023
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
At June 30, 2024, the Company had outstanding positions on its foreign currency exposure of Mexican peso ("MXN"), Peruvian sol ("PEN"), Canadian dollar ("CAD"), Chilean peso ("CLP") and Brazilian real ("BRL") purchases. The Company recorded the following derivative gains and losses on currencies for the three and six months ended June 30, 2024 and 2023:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Mexican peso (losses) gains	$(0.4)	$0.9	$(0.4)	$2.3
Peruvian sol (losses) gains	(0.8)	1.2	(0.4)	2.0
Canadian dollar (losses) gains	(0.3)	1.7	(2.0)	2.2
Chilean peso gains (losses)	5.3	(2.8)	(3.7)	(2.8)
Brazilian real (losses) gains	(4.6)	0.9	(4.8)	0.9
	$(0.8)	$1.9	$(11.3)	$4.6
2.Interest Rate Risk
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The average interest rate earned by the Company during the three and six months ended June 30, 2024 on its cash and investments was 3.4% and 3.7% (2023 - 3.4% and 2.6%).
At June 30, 2024, the Company has $nil drawn under its $750.0 million Sustainability-Linked Credit Facility (“SL-Credit Facility”), with a maturity date of November 24, 2028 (Note 14).
The Company has two senior notes (see Note 14): senior notes with a fixed 4.625% coupon and maturing in December 2027; and senior notes with a fixed 2.63% coupon and maturing in August 2031 (collectively "Senior Notes"). As the Senior Notes bear interest at fixed rates, they are not subject to significant interest rate risk.
3.Price Risk
Metal price risk is the risk that changes in metal prices will affect the Company’s revenue or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in precious metal prices, the Company’s current policy is to not hedge the price of precious metals.
The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions.
The Company did not have any base metal or diesel contracts outstanding during the three and six months ended June 30, 2024 and 2023.

PAN AMERICAN SILVER CORP.	11

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2024 and December 31, 2023, and for the
three and six months ended June 30, 2024 and 2023
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
5. INVESTMENTS

	June 30, 2024			December 31, 2023
	Fair Value	Cost	Accumulated unrealized holding losses	Fair Value	Cost	Accumulated unrealized holding gains
Investments	$31.4	$35.0	$(3.6)	$41.3	$37.3	$4.0
6. INVENTORIES

Inventories consist of:

	June 30, 2024	December 31, 2023
Concentrate inventory	$29.4	$21.3
Stockpile ore	62.7	67.2
Heap leach inventory and in process	358.1	338.6
Doré and finished inventory	125.4	121.1
Materials and supplies	196.5	191.2
Total inventories	$772.1	$739.4
Less: current portion of inventories	$(743.6)	$(711.6)
Non-current portion of inventories(1)	$28.5	$27.8
(1)Includes $21.2 million (December 31, 2023 - $20.5 million) in supplies at the Escobal mine, which have been classified as non-current pending the restart of operations.
Total inventories held at net realizable value amounted to $145.7 million at June 30, 2024 (December 31, 2023 – $170.0 million). The Company recorded net realizable value write-downs of $26.7 million and $41.1 million for the three and six months ended June 30, 2024 (2023 - recoveries of $2.8 million and $23.7 million, respectively).
7. OTHER ASSETS

Other assets consist of:

	June 30, 2024	December 31, 2023
Insurance prepaids	$5.3	$7.4
Other prepaids	25.3	22.3
Derivative assets	0.6	6.9
	$31.2	$36.6

PAN AMERICAN SILVER CORP.	12

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2024 and December 31, 2023, and for the
three and six months ended June 30, 2024 and 2023
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
8. MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment consist of:

		June 30, 2024			December 31, 2023
		Cost	Accumulated Depreciation and Impairment	Carrying Value	Cost	Accumulated Depreciation and Impairment	Carrying Value
Producing:
Brazil	Jacobina	$1,551.2	$(141.4)	$1,409.8	$1,539.1	$(85.5)	$1,453.6
Chile	El Peñon	490.8	(89.6)	401.2	477.7	(56.7)	421.0
	Minera Florida	171.1	(32.1)	139.0	167.6	(15.9)	151.7
Peru	Huaron	300.6	(149.9)	150.7	261.6	(146.1)	115.5
	Shahuindo	706.6	(291.5)	415.1	690.6	(265.7)	424.9
	La Arena	318.5	(197.3)	121.2	307.9	(178.8)	129.1
Mexico	La Colorada	455.7	(232.0)	223.7	443.4	(224.8)	218.6
	Dolores	1,770.3	(1,729.3)	41.0	1,777.5	(1,680.7)	96.8
Argentina	Cerro Moro(3)	147.3	(43.7)	103.6	142.5	(22.9)	119.6
Bolivia	San Vicente	163.6	(132.1)	31.5	160.7	(127.8)	32.9
Canada	Timmins	419.7	(180.7)	239.0	400.7	(165.8)	234.9
	Other	6.3	(5.0)	1.3	31.9	(19.6)	12.3
		$6,501.7	$(3,224.6)	$3,277.1	$6,401.2	$(2,990.3)	$3,410.9
Non-Producing:
	Land	$14.3	$(1.0)	$13.3	$14.4	$(1.0)	$13.4
Brazil	Jacobina	982.0	—	982.0	982.6	—	982.6
Chile	El Peñon(2)	227.7	—	227.7	227.7	—	227.7
	Minera Florida	28.9	—	28.9	28.9	—	28.9
	La Pepa	49.7	—	49.7	49.7	—	49.7
Peru	La Arena	117.0	—	117.0	117.0	—	117.0
Mexico	Minefinders	77.2	(37.5)	39.7	77.2	(37.5)	39.7
	La Colorada	129.0	—	129.0	119.1		119.1
Argentina	Manantial Espejo(1)	518.4	(518.4)	—	518.4	(518.4)	—
	Navidad	566.6	(376.2)	190.4	566.6	(376.2)	190.4
Guatemala	Escobal	257.3	(4.5)	252.8	257.2	(3.8)	253.4
Canada	Timmins	64.1	—	64.1	62.9	—	62.9
	Other(2)	228.4	(28.6)	199.8	196.8	(17.4)	179.4
		$3,260.6	$(966.2)	$2,294.4	$3,218.5	$(954.3)	$2,264.2
Total		$9,762.3	$(4,190.8)	$5,571.5	$9,619.7	$(3,944.6)	$5,675.1
(1)Manantial Espejo was placed on care and maintenance in January 2023.
(2)Includes net smelter royalty interests on the MARA Project ($90.0 million) and the Jeronimo Project ($11.1 million).
(3)Includes a commitment to Sandstorm Gold Ltd. ("Sandstorm") to deliver, for 30% of the spot silver price, 20% of the silver produced by Cerro Moro up to a maximum of 1.2 million ounces annually until 7.0 million ounces have been delivered, after which the Company is committed to deliver to Sandstorm 9% of the remaining life of mine silver production for 30% of the spot silver price. As at June 30, 2024, the Company delivered 6.4 million ounces.

PAN AMERICAN SILVER CORP.	13

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2024 and December 31, 2023, and for the
three and six months ended June 30, 2024 and 2023
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
9. IMPAIRMENT

The Company's impairment expense for the three and six months ended June 30, 2024 and 2023 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Impairment expense	$—	$42.4	$—	$42.4
The Company reviews each of its cash generating units ("CGU"), represented by its principal producing mining properties and significant development projects, for indicators of impairment each period end. The CGU carrying amount for purposes of this assessment includes the carrying value of the mineral properties plant and equipment and goodwill less deferred tax liabilities and closure and decommissioning liabilities related to each CGU.
On June 19, 2023, the Company entered into a binding agreement to sell its 92.3% interest in Compañia Minera Argentum S.A. (“CMA”), Pan American's Peruvian subsidiary that owned the Morococha mine located in Peru, and recorded a pre-tax impairment charge of $42.4 million to bring the carrying value of the CMA net assets to the $25.0 million consideration amount. The sale was completed on September 22, 2023.
10. OTHER LONG-TERM ASSETS

Other long-term assets consist of:

	June 30, 2024	December 31, 2023
Long-term prepaids	$6.9	$9.0
Escrow funds	7.0	9.9
Other	6.0	6.2
	$19.9	$25.1
11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

	June 30, 2024	December 31, 2023
Trade account payables(1)	$193.6	$198.2
Royalty payables	25.3	30.1
Other accounts payable and accrued liabilities	118.7	144.2
Payroll and severance liabilities	96.8	85.0
Value added tax liabilities	9.9	9.6
Other tax payables	23.0	30.9
	$467.3	$498.0
(1)No interest is charged on the trade accounts payable ranging from 30 to 60 days from the invoice date. The Company has policies in place to ensure that all payables are paid within the credit terms.

PAN AMERICAN SILVER CORP.	14

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2024 and December 31, 2023, and for the
three and six months ended June 30, 2024 and 2023
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
12. PROVISIONS

	June 30, 2024	December 31, 2023
Reclamation obligations, opening balance	$447.1	$296.2
Reclamation obligations from the Acquisition	—	244.0
Dispositions	—	(129.9)
Revisions in estimates and obligations	(28.2)	29.9
Expenditures	(12.5)	(27.3)
Accretion expense (Note 19)	15.8	34.2
Reclamation obligations, closing balance	422.2	447.1
Litigation	24.4	10.5
Litigation from the Acquisition	—	34.6
Dispositions	—	(18.2)
Total provisions	$446.6	$474.0

Provision classification:	June 30, 2024	December 31, 2023
Current	$55.6	$41.6
Non-current	391.0	432.4
	$446.6	$474.0
13. LEASES

Right-of-use Assets ("ROU")
The following table summarizes changes in ROU Assets for the six months ended June 30, 2024, which have been recorded in mineral properties, plant and equipment on the Interim Financial Statements:

	June 30, 2024	December 31, 2023
Opening net book value	$105.0	$30.3
Additions	36.8	36.8
The Acquisition	—	81.4
Depreciation	(23.6)	(39.2)
Dispositions	—	(9.0)
Other	(8.1)	4.7
Closing net book value	$110.1	$105.0
Lease obligations
The following table presents a reconciliation of the Company's undiscounted cash flows at June 30, 2024 and December 31, 2023 to their present value for the Company's lease obligations:

	June 30, 2024	December 31, 2023
Within one year	$48.7	$50.7
Between one and five years	52.4	53.1
Beyond five years	23.5	12.0
Total undiscounted lease obligations	124.6	115.8
Less future interest charges	(21.3)	(17.9)
Total discounted lease obligations	103.3	97.9
Less: current portion of lease obligations	(44.5)	(45.7)
Non-current portion of lease obligations	$58.8	$52.2

PAN AMERICAN SILVER CORP.	15

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2024 and December 31, 2023, and for the
three and six months ended June 30, 2024 and 2023
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
14. DEBT

	December 31, 2023	Repayments	Accrued Interest	June 30, 2024
Senior note maturing December 2027	$273.8	$—	$1.0	$274.8
Senior note maturing August 2031	409.8	—	4.8	414.6
Other loans	20.1	(3.3)	—	16.8
Less: current portion of debt	(6.7)			(6.7)
Non-current portion of debt	$697.0	$(3.3)	$5.8	$699.5

	December 31, 2022	Proceeds	Repayments	Accrued Interest	Other	The Acquisition	Dispositions	December 31, 2023
Senior note maturing December 2027	$—	$—	$—	$1.5	$—	$272.3	$—	$273.8
Senior note maturing August 2031	—	—	—	6.9	—	402.9	—	409.8
SL-Credit Facility	160.0	315.0	(475.0)	—	—	—	—	—
Other loans	33.7	—	(228.5)	1.0	(7.0)	252.4	(31.5)	20.1
Less: current portion of debt	(13.7)							(6.7)
Non-current portion of debt	$180.0	$315.0	$(703.5)	$9.4	$(7.0)	$927.6	$(31.5)	$697.0
Senior notes
As part of the Acquisition, the Company acquired the following Senior Notes: $283.0 million in aggregate principal with a 4.625% coupon and maturing in December 2027; and $500.0 million in aggregate principal with a 2.63% coupon and maturing in August 2031 (collectively, "Senior Notes"). These Senior Notes are unsecured with interest payable semi-annually. Each series of Senior Notes is redeemable, in whole or in part, at the Company's option, at any time prior to maturity, subject to make-whole provisions. The Senior Notes are accreted to the face value over their respective terms and were recorded at fair value upon acquisition using an effective interest rate of 5.52%.
SL-Credit Facility
The SL-Credit Facility has a limit of $750.0 million plus an accordion feature for up to an additional $250.0 million, which is available at the discretion of the lenders. As of June 30, 2024, the Company was in compliance with all financial covenants under the SL-Credit Facility, which was undrawn. The borrowing costs under the SL-Credit Facility are based on the Company's credit ratings from Moody's and S&P Global's at either: (i) SOFR plus 1.25% to 2.40% or; (ii) The Bank of Nova Scotia's Base Rate on U.S. dollar denominated commercial loans plus 0.15% to 1.30%. Under the ratings based pricing, undrawn amounts under the SL-Credit Facility are subject to a stand-by fee of 0.23% to 0.46% per annum, dependent on the Company's credit rating and subject to pricing adjustments based on sustainability performance ratings and scores. The SL-Credit Facility matures on November 24, 2028.
Other loans
Construction loans
From May 2022 to December 2022, the Company entered into Peruvian USD denominated promissory notes with a local financial institution in Peru, maturing in under 30 days, to provide short-term funding for the purpose of certain construction activities in advance of entering into term loans. In June 2021 and May 2022, the Company entered into Peruvian USD denominated five-year Loans with that same local financial institution for construction financing. The promissory notes bear a 5.6% interest rate per annum and the June 2021 loan bears a 3.6% interest rate per annum and requires quarterly repayments while the May 2022 loan bears 2.2% interest per annum and requires monthly repayments.
As at June 30, 2024, the carrying value of all construction loans was $16.8 million (2023 - $20.1 million).

PAN AMERICAN SILVER CORP.	16

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2024 and December 31, 2023, and for the
three and six months ended June 30, 2024 and 2023
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
For the three and six months ended June 30, 2024, the Company paid $0.6 million and $0.8 million (2023 - $0.4 million and $1.2 million) in standby charges on undrawn amounts related to the SL-Credit Facility and $8.9 million and $17.7 million (2023 - $14.7 million and $17.2 million) in interest, both included in interest and finance expense.
15. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	June 30, 2024	December 31, 2023
Deferred credit(1)	$21.6	$21.6
Deferred revenue(2)	12.8	13.1
Severance liabilities(3)	57.6	58.5
	$92.0	$93.2
(1)Represents the obligation to deliver future silver production of Navidad pursuant to a silver stream contract.
(2)Represents the obligation to deliver 100% of the future gold production from La Colorada and 5% of the future gold production from La Bolsa, which is in the exploration stage.
(3)Includes $49.9 million of Chilean severances, required by local labour laws.
16. SHARE CAPITAL AND EMPLOYEE COMPENSATION PLANS

a.Stock options and common shares issued as compensation ("Compensation Shares")
For the three and six months ended June 30, 2024, the total share-based compensation expense relating to stock options and compensation shares was $1.6 million and $3.2 million, respectively, (2023 - $1.3 million and $2.5 million, respectively) and is presented as a component of general and administrative expense.
The following table summarizes changes in stock options for the six months ended June 30, 2024 and year ended December 31, 2023:

	Stock Options
	Options	Weighted Average Exercise Price CAD$
As at December 31, 2022	377.0	$23.01
Granted	167.1	21.18
Expired	(14.4)	23.61
Forfeited	(16.5)	25.39
As at December 31, 2023	513.2	$22.32
Exercised	(30.2)	19.39
Forfeited	(11.3)	22.33
As at June 30, 2024	471.7	$22.51

PAN AMERICAN SILVER CORP.	17

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2024 and December 31, 2023, and for the
three and six months ended June 30, 2024 and 2023
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)

The following table summarizes information about the Company's stock options outstanding at June 30, 2024:

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at June 30, 2024	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price CAD$	Number Outstanding as at June 30, 2024	Weighted Average Exercise Price CAD$
$17.53 - $23.03	406.8	5.1	$21.26	129.5	$19.80
$23.04 - $28.54	20.4	2.4	$26.54	20.4	$26.54
$28.55 - $34.04	37.6	4.4	$30.70	25.1	$30.70
$34.05 - $39.48	6.9	3.4	$39.48	6.9	$39.48
	471.7	4.9	$22.51	181.9	$22.81
b.PSUs
The Company recorded a $2.6 million and $3.4 million expense for PSUs, respectively, for the three and six months ended June 30, 2024 (2023 - $0.3 million and $0.9 million expense, respectively) and is presented as a component of general and administrative expense.
At June 30, 2024, the following PSUs were outstanding:

PSU	Number Outstanding	Fair Value
As at December 31, 2022	288.0	$4.8
Granted	534.9	8.7
Paid out	(66.0)	—
Change in value	—	(1.0)
As at December 31, 2023	756.9	$12.5
Change in value	—	2.5
As at June 30, 2024	756.9	$15.0
c.RSUs
The Company recorded a $2.7 million and $3.8 million expense for RSUs for the three and six months ended June 30, 2024 (2023 - $0.3 million and $1.4 million expense) and is presented as a component of general and administrative expense.
At June 30, 2024, the following RSUs were outstanding:

RSU	Number Outstanding	Fair Value
As at December 31, 2022	551.8	$9.1
Granted	516.2	8.4
Paid out	(237.3)	(3.9)
Forfeited	(25.7)	(0.4)
Change in value	—	0.1
As at December 31, 2023	805.0	$13.3
Forfeited	(81.5)	(1.6)
Change in value	—	3.0
As at June 30, 2024	723.5	$14.7

PAN AMERICAN SILVER CORP.	18

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2024 and December 31, 2023, and for the
three and six months ended June 30, 2024 and 2023
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
d.DSUs
The Company recorded a $1.5 million and $1.4 million expense for DSUs, respectively, for the three and six months ended June 30, 2024 (2023 - $nil and $0.1 million expense, respectively) and is presented as a component of general and administrative expense.
At June 30, 2024, the following DSUs were outstanding:

DSU	Number Outstanding	Fair Value
As at December 31, 2022	—	$—
Granted	109.0	1.7
Change in value	—	0.1
As at December 31, 2023	109.0	$1.8
Granted	47.5	1.0
Paid out	(25.7)	(0.6)
Change in value	—	0.4
As at June 30, 2024	130.8	$2.6
e.Issued share capital
The Company is authorized to issue 800 million common shares without par value.
f.Dividends
The Company declared the following dividends for the six months ended June 30, 2024 and year ended December 31, 2023:

Declaration Date	Record Date	Dividend per common share
August 7, 2024(1)	August 19, 2024	$0.10
May 8, 2024	May 21, 2024	$0.10
February 21, 2024	March 4, 2024	$0.10
November 7, 2023	November 20, 2023	$0.10
August 9, 2023	August 21, 2023	$0.10
March 24, 2023	April 14, 2023	$0.10
February 22, 2023	March 6, 2023	$0.10
(1)These dividends were declared subsequent to the quarter ended June 30, 2024 and have not been recognized as distributions to owners during the period presented.
g.Contingent Value Rights ("CVRs")
As part of the acquisition of Tahoe Resources Inc. on February 22, 2019, the Company issued 313.9 million CVRs, with a term of 10 years, which are convertible into 15.6 million common shares upon the first commercial shipment of concentrate following the restart of operations at the Escobal mine. As of June 30, 2024 and December 31, 2023, there were 313.9 million CVRs outstanding which would be convertible into 15.6 million common shares if the payment conditions are satisfied.
h.Normal Course Issuer Bid ("NCIB")
On March 4, 2024, the Company obtained approval of its NCIB from the TSX and the NYSE to purchase for cancellation up to 18,232,990 common shares between March 6, 2024 and March 5, 2025. Daily purchases (other than pursuant to a block purchase exemption) on the TSX and NYSE under the NCIB are limited to a maximum of 151,485 common shares and 25% of the average trading volume for the Company's common shares in the four calendar weeks preceding the date of purchase, respectively.
For the three and six months ended June 30, 2024, nil and 1,720,366 common shares were repurchased for cancellation under NCIB at an average price of $14.16 per share for a total consideration of $24.3 million.

PAN AMERICAN SILVER CORP.	19

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2024 and December 31, 2023, and for the
three and six months ended June 30, 2024 and 2023
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
There were no share repurchases during the three and six months ended June 30, 2023 nor shares held in treasury as at June 30, 2024, June 30, 2023 or December 31, 2023.
17. PRODUCTION COSTS

Production costs are comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2024	2023 (Note 2)	2024	2023 (Note 2)
Materials and consumables	$144.6	$143.6	$293.6	$229.5
Salaries and employee benefits	132.3	135.9	264.9	207.8
Contractors	94.6	89.5	199.7	142.4
Utilities	17.5	16.1	37.5	28.9
Insurance	5.3	5.8	10.2	10.0
Other expense	18.9	7.7	21.0	12.3
Changes in inventories(1)	11.4	8.6	(10.2)	7.1
	$424.6	$407.2	$816.7	$638.0
(1)Includes net realizable value write-downs of $26.7 million and $41.1 million for the three and six months ended June 30, 2024 (2023 – recoveries of $2.8 million and $23.7 million) and were included in cost of sales.
18. MINE CARE AND MAINTENANCE

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Escobal	$6.6	$6.3	$13.5	$12.4
Morococha	—	4.2	—	13.2
Navidad	1.0	1.0	1.4	2.0
MARA	—	11.5	—	11.5
Manantial Espejo	1.2	3.9	2.6	9.8
	$8.8	$26.9	$17.5	$48.9
19. INTEREST AND FINANCE EXPENSE

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Interest expense	$11.8	$18.5	$23.4	$21.3
Finance fees	1.0	1.3	1.9	1.8
Accretion expense (Note 12)	7.9	9.9	15.8	15.8
	$20.7	$29.7	$41.1	$38.9
20. EARNINGS PER SHARE (BASIC AND DILUTED)

For the three months ended June 30,		2024		2023 (Note 2)
	Earnings(1)	Shares	Per-Share Amount	Earnings(1)	Shares	Per-Share Amount
Net loss for the period	$(21.9)			$(33.0)
Basic loss per share	$(21.9)	362,954	$(0.06)	$(33.0)	364,439	$(0.09)
Effect of Dilutive Securities:
Stock Options	—	—		—	—
Diluted loss per share	$(21.9)	362,954	$(0.06)	$(33.0)	364,439	$(0.09)
(1)Net earnings attributable to equity holders of the Company.

PAN AMERICAN SILVER CORP.	20

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2024 and December 31, 2023, and for the
three and six months ended June 30, 2024 and 2023
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)

For the six months ended June 30,		2024		2023 (Note 2)
	Earnings(1)	Shares	Per-Share Amount	Earnings(1)	Shares	Per-Share Amount
Net loss for the period	$(52.8)			$(16.5)
Basic loss per share	$(52.8)	363,720	$(0.15)	$(16.5)	287,985	$(0.06)
Effect of Dilutive Securities:
Stock Options	—	—		—	—
Diluted loss per share	$(52.8)	363,720	$(0.15)	$(16.5)	287,985	$(0.06)
(1)Net earnings attributable to equity holders of the Company.
Potentially dilutive securities excluded in the diluted earnings per share calculation were 471.7 thousand options for the three and six months ended June 30, 2024 (2023 – 278.0 thousand). Also excluded for the three and six months ended June 30, 2024 were CVRs which would be convertible into 15.6 million common shares if the payment conditions are satisfied (2023 – 15.6 million common shares).
21. SUPPLEMENTAL CASH FLOW INFORMATION

The following tables summarize other adjustments for non-cash income statement items, changes in non-cash operating working capital items and significant non-cash items:

	Three months ended June 30,		Six months ended June 30,
Other operating activities	2024	2023	2024	2023
Adjustments for non-cash income statement items:
Unrealized foreign exchange (gains) losses	$(6.7)	$1.7	$(11.5)	$1.0
Interest expense (Note 19)	11.8	18.5	23.4	21.3
Losses (gains) on derivatives (Note 4d)	0.8	(2.1)	11.4	(5.4)
Share-based compensation expense	1.6	1.3	3.2	2.5
Losses on sale of mineral properties, plant and equipment	1.2	1.9	0.9	1.7
	$8.7	$21.3	$27.4	$21.1

	Three months ended June 30,		Six months ended June 30,
Changes in non-cash operating working capital items:	2024	2023 (Note 2)	2024	2023 (Note 2)
Trade and other receivables	$1.0	$5.5	$(9.9)	$42.1
Inventories	(19.4)	(3.6)	(58.7)	16.7
Prepaid expenses	0.5	4.2	(0.9)	0.8
Accounts payable and accrued liabilities	(19.7)	(2.7)	(40.5)	(42.5)
Legal provisions	(3.0)	6.8	(2.6)	1.5
	$(40.6)	$10.2	$(112.6)	$18.6

Cash and cash equivalents	June 30, 2024	December 31, 2023
Cash in banks	$337.2	$399.6
22. SEGMENTED INFORMATION

The Company reviews its segment reporting to ensure it reflects the operational structure of the Company and enables the Company's Chief Operating Decision Maker ("CODM") to review operating segment performance. We have determined that each producing mine and significant development property represents an operating segment. The Company has organized its reportable and operating segments by significant revenue streams and geographic regions.
From the Acquisition on March 31, 2023, the Company included the following mines: Jacobina, El Peñon and Minera Florida in the Gold Segment, Cerro Moro in the Silver Segment, and the MARA project (disposed on

PAN AMERICAN SILVER CORP.	21

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2024 and December 31, 2023, and for the
three and six months ended June 30, 2024 and 2023
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
September 20, 2023) in the Other Segment. These mines and projects are included in the segmented disclosures below.
Significant information relating to the Company’s reportable operating segments is summarized in the table below:

For the three months ended June 30, 2024
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation	Mine operating earnings (losses)	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$24.6	$25.0	$2.7	$(3.1)	$12.7
Peru	Huaron	47.8	27.2	3.4	17.2	15.9
Bolivia	San Vicente	36.8	22.6	2.9	11.3	1.9
Argentina	Cerro Moro	55.9	49.5	10.0	(3.6)	3.8
Guatemala	Escobal	—	—	—	—	0.1
Total Silver Segment		165.1	124.3	19.0	21.8	34.4
Gold Segment:
Mexico	Dolores	55.3	57.8	20.7	(23.2)	0.1
Peru	Shahuindo	75.8	33.5	10.7	31.6	12.0
	La Arena	43.2	25.6	7.2	10.4	4.0
Canada	Timmins	70.3	52.2	7.8	10.3	9.5
Brazil	Jacobina	109.1	48.9	29.1	31.1	13.4
Chile	El Peñon	109.0	58.9	20.1	30.0	10.4
	Minera Florida	58.5	39.8	11.2	7.5	4.4
Total Gold Segment		521.2	316.7	106.8	97.7	53.8
Other segment:
Canada	Pas Corp	—	—	0.4	(0.4)	(0.3)
	Yamana Corp	—	—	1.8	(1.8)	0.6
Other	Other	—	—	0.4	(0.4)	0.2
Total		$686.3	$441.0	$128.4	$116.9	$88.7
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.

PAN AMERICAN SILVER CORP.	22

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2024 and December 31, 2023, and for the
three and six months ended June 30, 2024 and 2023
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)

For the three months ended June 30, 2023
Segment/Country	Operation	Revenue	Production costs and royalties (Note 2)	Depreciation (Note 2)	Mine operating earnings (losses) (Note 2)	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$27.3	$28.7	$5.1	$(6.5)	$15.0
Peru	Huaron	37.5	28.4	3.5	5.6	7.6
	Morococha	—	—	—	—	0.1
Bolivia	San Vicente	21.5	17.2	2.3	2.0	1.2
Argentina	Manantial Espejo(2)	7.5	5.0	0.5	2.0	—
	Cerro Moro	60.0	39.2	5.3	15.5	9.0
Guatemala	Escobal	—	—	—	—	0.4
Total Silver Segment		153.8	118.5	16.7	18.6	33.3
Gold Segment:
Mexico	Dolores	67.0	32.6	29.9	4.5	2.5
Peru	Shahuindo	60.2	30.3	9.4	20.5	16.5
	La Arena	50.4	33.0	8.0	9.4	4.1
Canada	Timmins	64.6	49.6	10.2	4.8	8.3
Brazil	Jacobina	91.3	45.6	26.4	19.3	20.0
Chile	El Peñon	97.6	68.5	17.2	11.9	7.2
	Minera Florida	54.7	42.8	10.8	1.1	9.6
Total Gold Segment		485.8	302.4	111.9	71.5	68.2
Other segment:
Canada	Pas Corp	—	—	0.1	(0.1)	0.2
	Yamana Corp	0.2	0.2	1.6	(1.6)	0.3
Argentina	MARA	—	—	—	—	18.6
Other	Other	0.1	0.1	0.4	(0.4)	1.2
Total		$639.9	$421.2	$130.7	$88.0	$121.8
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.
(2)Manantial Espejo was placed on care and maintenance in January 2023.

PAN AMERICAN SILVER CORP.	23

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2024 and December 31, 2023, and for the
three and six months ended June 30, 2024 and 2023
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)

For the six months ended June 30, 2024
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation	Mine operating earnings (losses)	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$52.0	$51.7	$6.2	$(5.9)	$24.7
Peru	Huaron	82.8	51.2	6.4	25.2	33.9
Bolivia	San Vicente	53.5	35.7	4.5	13.3	2.7
Argentina	Cerro Moro	116.9	94.1	18.7	4.1	7.7
Guatemala	Escobal	—	—	—	—	0.8
Total Silver Segment		305.2	232.7	35.8	36.7	69.8
Gold Segment:
Mexico	Dolores	106.7	112.5	42.1	(47.9)	0.2
Peru	Shahuindo	154.3	70.2	22.7	61.4	19.6
	La Arena	87.8	52.9	15.2	19.7	8.9
Canada	Timmins	139.8	107.2	16.5	16.1	24.6
Brazil	Jacobina	205.1	91.6	57.1	56.4	32.3
Chile	El Peñon	181.1	103.1	36.2	41.8	17.9
	Minera Florida	107.7	76.8	21.9	9.0	10.7
Total Gold Segment		982.5	614.3	211.7	156.5	114.2
Other segment:
Canada	Pas Corp	—	—	0.6	(0.6)	3.4
	Yamana Corp	—	—	3.7	(3.7)	0.7
Other	Other	—	—	1.0	(1.0)	0.6
Total		$1,287.7	$847.0	$252.8	$187.9	$188.7
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases

PAN AMERICAN SILVER CORP.	24

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2024 and December 31, 2023, and for the
three and six months ended June 30, 2024 and 2023
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)

For the six months ended June 30, 2023
Segment/Country	Operation	Revenue	Production costs and royalties (Note 2)	Depreciation (Note 2)	Mine operating earnings (losses) (Note 2)	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$70.9	$62.3	$10.8	$(2.2)	$27.9
Peru	Huaron	76.2	53.1	6.4	16.7	11.0
	Morococha	—	—	—	—	0.4
Bolivia	San Vicente	51.0	38.5	5.4	7.1	1.6
Argentina	Manantial Espejo (2)	31.2	28.6	1.7	0.9	0.2
	Cerro Moro	60.0	39.2	5.3	15.5	9.0
Guatemala	Escobal	—	—	—	—	0.7
Total Silver Segment		289.3	221.7	29.6	38.0	50.8
Gold Segment:
Mexico	Dolores	130.4	51.7	58.8	19.9	5.8
Peru	Shahuindo	143.2	71.2	22.6	49.4	27.4
	La Arena	91.3	57.7	15.1	18.5	4.9
Canada	Timmins	132.1	101.7	20.6	9.8	17.6
Brazil	Jacobina	91.3	45.6	26.4	19.3	20.0
Chile	El Peñon	97.6	68.5	17.2	11.9	7.2
	Minera Florida	54.7	42.8	10.8	1.1	9.6
Total Gold Segment		740.6	439.2	171.5	129.9	92.5
Other segment:
Canada	Pas Corp	—	—	0.2	(0.2)	0.3
	Yamana Corp	0.2	0.2	1.6	(1.6)	0.3
Argentina	MARA	—	—	—	—	18.6
Other	Other	0.1	0.1	0.9	(0.9)	1.5
Total		$1,030.2	$661.2	$203.8	$165.2	$164.0
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.
(2)Manantial Espejo was placed on care and maintenance in January 2023.

PAN AMERICAN SILVER CORP.	25

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2024 and December 31, 2023, and for the
three and six months ended June 30, 2024 and 2023
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)

At June 30, 2024
Segment/Country	Operation	Assets	Liabilities	Net assets
Silver Segment:
Mexico	La Colorada	$438.0	$37.1	$400.9
Peru	Huaron	189.0	66.9	122.1
Bolivia	San Vicente	89.4	43.9	45.5
Argentina	Manantial Espejo(1)	2.8	19.1	(16.3)
	Cerro Moro	205.5	124.0	81.5
Guatemala	Escobal	289.4	15.7	273.7
Total Silver Segment		1,214.1	306.7	907.4
Gold Segment:
Mexico	Dolores	253.7	113.0	140.7
Peru	Shahuindo	614.5	181.4	433.1
	La Arena	383.4	155.1	228.3
Canada	Timmins	398.6	71.7	326.9
Brazil	Jacobina	2,462.9	419.9	2,043.0
Chile	El Peñon	748.4	206.9	541.5
	Minera Florida	203.9	100.6	103.3
Total Gold Segment		5,065.4	1,248.6	3,816.8
Other segment:
Canada	Pas Corp	112.9	50.6	62.3
	Yamana Corp	290.4	728.9	(438.5)
Argentina	Navidad	191.9	12.2	179.7
Other	Other	169.2	73.5	95.7
Total		$7,043.9	$2,420.5	$4,623.4
(1) Manantial Espejo was placed on care and maintenance in January 2023.

PAN AMERICAN SILVER CORP.	26

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2024 and December 31, 2023, and for the
three and six months ended June 30, 2024 and 2023
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)

At December 31, 2023
Segment/Country	Operation	Assets	Liabilities	Net assets
Silver Segment:
Mexico	La Colorada	$428.0	$43.8	$384.2
Peru	Huaron	149.5	61.0	88.5
Bolivia	San Vicente	78.6	45.0	33.6
Argentina	Manantial Espejo(1)	2.2	18.5	(16.3)
	Cerro Moro	208.2	104.0	104.2
Guatemala	Escobal	290.0	16.4	273.6
Total Silver Segment		1,156.5	288.7	867.8
Gold Segment:
Mexico	Dolores	372.5	141.7	230.8
Peru	Shahuindo	604.0	178.2	425.8
	La Arena	383.7	156.6	227.1
Canada	Timmins	395.1	78.5	316.6
Brazil	Jacobina	2,508.2	437.5	2,070.7
Chile	El Peñon	776.0	205.6	570.4
	Minera Florida	219.6	103.7	115.9
Total Gold Segment		5,259.1	1,301.8	3,957.3
Other segment:
Canada	Pas Corp	134.1	24.3	109.8
	Yamana Corp	304.3	725.9	(421.6)
Argentina	Navidad	192.1	14.3	177.8
Other	Other	167.0	85.6	81.4
Total		$7,213.1	$2,440.6	$4,772.5
(1) Manantial Espejo was placed on care and maintenance in January 2023.

	Three months ended June 30,		Six months ended June 30,
Product Revenue	2024	2023	2024	2023
Refined silver and gold	$571.7	$552.6	$1,090.7	$831.5
Zinc concentrate(1)	25.7	20.1	46.1	49.6
Lead concentrate(1)	39.4	35.8	75.9	89.0
Copper concentrate(1)	19.2	14.9	35.8	29.9
Silver concentrate(1)	30.3	16.5	39.2	30.2
Total	$686.3	$639.9	$1,287.7	$1,030.2
(1) Zinc, lead, copper and silver concentrates also include payable quantities of silver and gold.
23. INCOME TAXES

Income tax recognized in net earnings is comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2024	2023 (Note 2)	2024	2023 (Note 2)
Current income tax expense	$69.2	$40.5	$128.4	$68.3
Deferred income tax expense (recovery)	23.9	(51.8)	(0.9)	(70.9)
Income tax expense (recovery)	$93.1	$(11.3)	$127.5	$(2.6)

PAN AMERICAN SILVER CORP.	27

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2024 and December 31, 2023, and for the
three and six months ended June 30, 2024 and 2023
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
Income tax recognized as a component of the investment revaluation reserve is comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Income tax recovery related to long-term investments	—	—	$—	$0.4
Income tax expense differs from the amounts that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the items shown on the following table, which result in effective tax rates that vary considerably from the comparable period. The main factors that impacted the effective tax rate for the three and six months ended June 30, 2024 and the comparable period for 2023 were changes in the recognition of certain deferred tax assets, the impact of inflation on calculations of tax expense, foreign exchange rate fluctuations, mining taxes paid, and withholding taxes remitted on payments from foreign subsidiaries. The Company expects that these and other factors will continue to cause fluctuations in effective tax rates in the future.
Reconciliation of Effective Income Tax Rate

	Three months ended June 30,		Six months ended June 30,
	2024	2023 (Note 2)	2024	2023 (Note 2)
Income (loss) before taxes and non-controlling interest	$71.7	$(44.3)	$75.3	$(19.1)
Statutory Canadian income tax rate	27.00%	27.00%	27.00%	27.00%
Income tax expense (recovery) based on above rates	$19.4	$(12.0)	$20.3	$(5.2)
Increase (decrease) due to:
Non-deductible expenditures	(1.3)	0.1	0.8	1.2
Foreign tax rate differences	(3.1)	(1.3)	(5.0)	1.4
Change in net deferred tax assets not recognized(1)	16.4	10.1	30.8	20.9
Effect of other taxes paid (mining and withholding)	9.0	7.1	15.5	11.1
Effect of foreign exchange on tax expense	42.4	(29.2)	44.7	(45.2)
Non-taxable impact of foreign exchange	(2.9)	0.1	(3.1)	1.0
Changes to opening temporary differences	3.4	0.5	1.2	4.5
Impact of inflation	10.1	8.3	23.0	6.1
Other	(0.3)	5.0	(0.7)	1.6
Income tax expense (recovery)	$93.1	$(11.3)	$127.5	$(2.6)
(1)Includes $nil and $nil deferred taxes related to amounts recognized in other comprehensive income for the three and six months ended June 30, 2024 (2023 - $nil and $0.4 million).
24. CONTINGENCIES

The Company is subject to various legal, tax, environmental and regulatory matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. In the opinion of management none of these matters are expected to have a material adverse effect on the results of operations or financial conditions of the Company. Since December 31, 2023, there have been no significant changes to these contractual obligations and commitments.

PAN AMERICAN SILVER CORP.	28